EXHIBIT 4.2

                     Amended and Restated Stock Plan of 2003

     Article III, Section 3.2, will be amended and restated to read, in its entirety, as follows:

     "3.2 Annual Increase in Shares. In accordance with the terms of the Plan prior to its amendment and restatement, the aggregate number of Options, SARs, Stock Units and Restricted Shares that may be awarded under the Plan was increased by 250,000 Common Shares as of January 1, 2004. As of January 31 of each year, commencing with the year 2005, there shall be an automatic increase in the aggregate number of Common Shares reserved for issuance under the Plan in an amount equal to the number of Common Shares issued by reason of Awards being granted, exercised or settled, as applicable, during the immediately preceding fiscal year. "

     In addition, the following clarifying changes will be made to the 2003 Stock Plan:

     The title of the plan will be changed to "Medical Nutrition USA, Inc. Amended and Restated 2003 Omnibus Equity Incentive Plan.

     In the first sentence of Article I, the word "initially" will be inserted immediately prior to the word "adopted".

     Finally, Article XX will be revised to reflect the date that the Board adopted the Amended and Restated 2003 Omnibus Equity Incentive Plan.

     The following summary of certain principal features of the 2003 Stock Plan is qualified in its entirety by the complete text of the 2003 Stock Plan, as amended and restated, a copy of which is attached hereto as Exhibit "B". Capitalized terms used herein and not otherwise defined herein shall have the meaning ascribed to them in the 2003 Stock Plan.

     Administration. The 2003 Stock Plan is administered by the Compensation Committee of the Board. Subject to the express provisions of the 2003 Stock Plan, the administrator has broad authority to administer and interpret the 2003 Stock Plan as it deems necessary and appropriate. This authority includes, but is not limited to, selecting award recipients, establishing award terms and conditions, adopting procedures and regulations governing awards, and making all other determinations necessary or advisable for the administration of the 2003 Stock Plan.

     Authorized and Available Shares. 1,000,000 Common Shares were originally available for awards under the 2003 Stock Plan. The 2003 Stock Plan initially provided that the number of Common Shares available for awards under the plan would be increased by 250,000 Common Shares as of January 1 of each year. If Proposal 2 is approved, in lieu of such automatic increases of 250,000 Common Shares, the number of Common Shares reserved for issuance under such plan will be increased automatically every year by the number of Common Shares issued by reason of awards being granted, exercised or settled, as applicable, during the prior year.

     Change of Control. Upon a change of control event (as defined in the 2003 Stock Plan), any award will become immediately vested and/or exercisable, unless the administrator determines to the contrary. Generally speaking, a change of control event will be triggered under the 2003 Stock Plan: (a) in connection with certain mergers or consolidations of the Company with or into another entity where the Company's shareholders before the transaction own less than 50% of the surviving entity; (b) if a majority of the Board changes over a period of two years or less; or (c) upon a sale of all or substantially all of the Company's assets if a change in ownership of more than 50% of the Company's outstanding voting securities occurs. The administrator of the 2003 Stock Plan may also provide for alternative settlements of awards, the assumption or substitution of awards or other adjustments of awards in connection with a change of control or other reorganization of the Company.

     Plan Amendment, Termination and Term. The Board may amend, suspend or discontinue the 2003 Stock Plan at any time, but no such action will affect any outstanding award in any manner materially adverse to a participant without the consent of the participant. Plan amendments will generally not be submitted to shareholders for their approval unless such approval is required by applicable law. The 2003 Stock Plan will remain in existence as to all outstanding awards until such awards are exercised or terminated. The maximum term of options, stock appreciation rights and other rights to acquire common stock under the 2003 Stock Plan is ten years after the initial date of award, subject to provisions for further deferred payment in certain circumstances. No award can be granted more than ten years after adoption of the 2003 Stock Plan by the Board.

     Awards. Awards under the 2003 Stock Plan may be given to the Company's employees, outside directors and consultants. Awards under the 2003 Stock Plan may be in the form of: (a) incentive stock options; (b) non-qualified stock options; (c) stock appreciation rights; or (d) restricted stock. Awards may be granted individually or in combination with other awards. Certain types of stock-based performance awards under the 2003 Stock Plan will depend upon the extent to which performance goals set by the administrator are met during the performance period. Awards under the 2003 Stock Plan generally will be nontransferable, subject to exceptions such as a transfer to a family member or to a trust, as authorized by the administrator. Non-qualified stock options and other awards may be granted at prices below the fair market value of the common stock on the date of grant. However, non-qualified stock options may not be granted at prices below 85% of the fair market value on the date of grant. Restricted stock awards can be issued for nominal or the minimum lawful consideration. Incentive stock options must have an exercise price that is at least equal to the fair market value of the common stock, or 110% of fair market value of the common stock for any owner of more than 10% of the Company's common stock, on the date of grant. These and other awards may also be issued solely or in part for services. Each outside director that joins the Board will receive a one-time grant of a nonstatutory stock option to purchase 12,000 Common Shares. In addition, upon the conclusion of each annual meeting of the Company's shareholders, each outside director who will continue serving as a member of the Board thereafter will receive a nonstatutory stock option to purchase 5,000 Common Shares, except that no such grant to an outside director will be made in the same calendar year as the year in which such director receive the grant of 12,000 Common Shares discussed above.

     Federal Tax Consequences. Generally, awards under the 2003 Stock Plan that are includable in the income of the recipient at the time of exercise, vesting or payment, such as non-qualified stock options, stock appreciation rights and restricted stock awards, are deductible by the Company, and awards that are not required to be included in the income of the recipient, such as incentive stock options, are not deductible by the Company. Generally speaking, Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), provides that a public company may not deduct compensation, except for compensation that is commission or performance-based paid to its chief executive officer or to any of its four other highest compensated officers to the extent that the compensation paid to such person exceeds $1,000,000 in a tax year. In addition, the Company may not be able to deduct certain compensation attributable to the acceleration of payment and/or vesting of awards in connection with a change in control event should that compensation exceed certain threshold limits under Section 280G of the Code.

     Non-Exclusive Plan. The 2003 Stock Plan is not exclusive. The Company may grant stock and performance incentives or other compensation, in stock or cash, under other plans or authority.

                                       E-3